Jerritt Canyon removed from MSHA’s Potential Pattern of Violations List

Vancouver, BC – March 27, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) ("YNG" or the "Company") is pleased to announce that on Friday, March 23, 2012 the Company received notification from the Federal Mine Safety and Health Administration ("MSHA") that they had determined a Potential Pattern of Violations does not exist at its wholly-owned Jerritt Canyon operating gold mine in Elko County, Nevada, USA. By achieving the target rate for reductions in significant and substantial ("S&S") violations, Jerritt Canyon will not be considered for a Pattern of Violations notice pursuant to 104(e) of the Mine Act. Jerritt Canyon is operated by Queenstake Resources USA Ltd., (“Queenstake”) a wholly owned subsidiary of Yukon-Nevada Gold Corp.

On November 30, 2011, Queenstake was notified that MSHA had conducted a "pattern" of violation screening pursuant to Section 104(e) of the Federal Mine Safety and Health Act of 1977 (the Act). The letter stated that MSHA had initially concluded that a potential pattern of violations existed at the Jerritt Canyon mine site and set out a process by which Queenstake could work with MSHA to avoid any further sanctions pursuant to that program. Following implementation of a Safety Corrective Action Program by the Company in January 2012 and after special inspections by MSHA in February and March, 2012, the Company has met the requirements to be removed from consideration of the Pattern of Violations program.

MSHA's pattern of violations program provides that mine operators may be subject to closure orders for certain areas of the mine affected by certain specific types of violations until the mine receives a clean MSHA inspection. In most cases, such closures would affect areas of the mine that are not critical to production or would be corrected within a very short time.

Chief Operating Officer Randy Reichert commented, "YNG has demonstrated that the Company’s Jerritt Canyon operation is fully committed to the safety of its workforce and does not fit the criteria of MSHA’s Pattern of Violations Program as the Company had contended when it received the letter from MSHA in late November 2011. We never felt that this operation met the criteria of the program and we have demonstrated this over the past three months. Queenstake will continue to improve its record of safety as part of the ongoing efforts to improve the operations and will continue working closely with MSHA in this regard.”

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.

Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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